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                            September 27, 2023

       Robert Andersen
       Chief Financial Officer
       Xperi Inc.
       2190 Gold Street
       San Jose, CA 95002

                                                        Re: Xperi Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 6, 2023
                                                            File No. 001-41486

       Dear Robert Andersen:

               We have reviewed your September 19, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 6, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Consolidated Statements of Operations, page F-2

   1. We note from your response to prior comment 1 that total revenue from services, which is the aggregation of
non-recurring engineering ("NRE) services and advertising, accounted for less than 10% of
total revenue for all periods presented. Please tell us what consideration was given
to classifying your Technology Solutions arrangements as
                                                        services. In this
regard, these arrangements relate to the hosting and access to your platform which appear
to be service arrangements. In your response, tell us the amount of revenues from
Technology Solutions arrangements for the year ended December 31, 2022, including the extent to
which such arrangements were accounted for as a single
                                                        performance obligation
or as multiple performance obligations.
 Robert Andersen
Xperi Inc.
September 27, 2023
Page 2

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine
Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding these comments.



                                                         Sincerely,
FirstName LastNameRobert Andersen
                                                         Division of
Corporation Finance
Comapany NameXperi Inc.
                                                         Office of Technology
September 27, 2023 Page 2
cc:       Becky Marquez
FirstName LastName